May 2, 2008

Mail Stop 4561

By U.S. Mail and facsimile to (212) 219-3604

Mr. Guangyu Wu, Chief Executive Officer
China Recycling Energy Corporation
429 Guangdong Road
Shanghai, People's Republic of China   200001

RE: Item 4-02 Form 8-K
Filed April 30, 2008
File No. 000-12536

Dear Mr. Wu:

We have reviewed your Item 4.02 Form 8-K for compliance with the form requirements and have the following comments.

1. Please amend your filing to:
    - indicate that the financial statements for the year ended December 31, 2006 should no longer be relied upon; and
    - describe the information provided by your independent accountant;

2. We note that you intend to file restated financial statements. Please tell us how, and when, you will file them.

You should respond and file an amendment to the filing on or before May 9, 2008.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

If you have any questions, please call me at (202) 551-3414.

Sincerely,

Jorge L. Bonilla
Senior Staff Accountant